Prospectus addendum
To the prospectus dated February 19, 2016 and
the prospectus supplement dated February 19, 2016

Registration Statement No. 333-199966
Dated February 19, 2016
Rule 424(b)(3)

JPMORGAN CHASE & CO.

JPMorgan Chase & Co. has filed a prospectus dated February 19, 2016 (the "**Prospectus**") and a prospectus supplement dated February 19, 2016 (the "**Prospectus Supplement**"), which supersede each prospectus supplement and prospectus previously filed by JPMorgan Chase & Co. under the registration statements with the following file numbers: 333-199966, 333-177923, 333-155535 and 333-130051.

With respect to each pricing supplement, reopening supplement, reopening pricing supplement, market-making supplement, product supplement or underlying supplement that references a superseded prospectus or prospectus supplement:

- all references to a prospectus of JPMorgan Chase & Co. dated prior to February 19, 2016 (or to any section of any such prospectus) should refer instead to the Prospectus (or to the corresponding section of the Prospectus); and

- all references to a prospectus supplement of JPMorgan Chase & Co. dated prior to February 19, 2016 (or to any section of any such prospectus supplement) should refer instead to the Prospectus Supplement (or to the corresponding section of the Prospectus Supplement);

provided that all references to the "Forms of Securities — Book-Entry System" section of a prospectus dated prior to November 14, 2011 and all references to the "The Depositary" section of a prospectus supplement dated prior to November 14, 2011 shall be deemed to refer to the section entitled "Forms of Securities — Book-Entry System" in the Prospectus.

JPMorgan Chase & Co. will, and other affiliates of JPMorgan Chase & Co. may, use this prospectus addendum and the Prospectus and Prospectus Supplement in connection with new offerings of notes or market-making transactions of notes originally issued under any prospectus dated prior to February 19, 2016 and any prospectus supplement dated prior to February 19, 2016.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this prospectus addendum or any pricing supplement, reopening supplement, reopening pricing supplement, market-making supplement, product supplement underlying supplement, the Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

J.P.Morgan

February 19, 2016